UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

2nd INCENTIVE PLAN VIA PERFORMANCE UNITS, WITH CASH SETTLEMENT

OF

TELEFÔNICA BRASIL S.A.

Approved by the Board of directors on June 12, 2024, and subsequently amended on February 20, 2025.

Telefônica Brasil S.A.

CNPJ No 02.558.157/0001-62

NIRE 35300158814

2nd INCENTIVE PLAN VIA PERFORMANCE UNITS, WITH CASH SETTLEMENT

The current Incentive Plan via Performance Units, with Cash Settlement (“Plan”) of Telefônica Brasil S.A. (“Telefônica Brasil” or “Company”), approved by the Company’s Board of Directors (“Board of Directors”) on June 12, 2024, and subsequently amended on February 20, 2025, is filed in its entirety at the Company’s headquarters accompanied by its respective attachments and ruled by the terms and conditions found below.

1.               Introduction and Objectives.

1.1.          The present Plan is part of the long-term incentive grant strategy adopted by Telefônica Brasil and operates in a complementary manner to the incentives granted under the Long-Term Incentive Plan ("PSP") approved by the General Shareholders' Meeting of Telefónica S.A. ("Telefónica S.A." and, together with its subsidiaries, the "Telefónica Group").

1.2.          With the implementation of the Plan, it is intended to align the interests of the Participants to the Company's interests and its strategic plan, linking the Incentive to value creation for the Company's shareholders and the sustainable achievement of strategic objectives. Therefore, the Incentive is aligned with best practices and offers a competitive package that contributes to the retention and performance of managers holding key positions in the Company or its Subsidiaries (as defined below).

2.               General Description.

2.1.          Under this Plan, the Participants, as defined in Clause 3.1, who are invited and accept to participate in the Plan, will be entitled to receive a certain number of units representing 1 (one) common share of the Company (VIVT3) ("Unit" or "Units" and "Share" or "Shares", respectively). Each Unit represents the expectation of the right to receive the full value of 1 (one) Share, according to the terms and conditions set forth in this Plan, which will serve as the basis for determining the value of the incentive to be paid by the Company or its Subsidiaries (as defined below) in cash to the Participants, provided that the Plan Objectives (“Incentive”) defined in Clause 6.2 below are met and stipulated for each of the Cycles into which the Plan is divided, as per Clause 2.2 below, and observed the share price as determined in this Plan. Alternatively, the Board of Directors may submit the eventual settlement of the Incentive in Shares for approval by the Company's General Shareholders' Meeting, if deemed to be in the Company's interest.

2.2.          Notwithstanding the provisions of Clause 2.6 below, this Plan shall take effect upon its approval by the Board of Directors and will have a total duration of 5 (five) years, divided into 3 (three) independent cycles, each with a duration of 3 (three) years (each one a "Cycle" and, together, the "Cycles"), according to the following calendar:

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(i)	The First Cycle comprises the period from January 1, 2024, to December 31, 2026 (“First Cycle”);
(ii)	The Second Cycle comprises the period from January 1, 2025, to December 31, 2027 (“Second Cycle”); and
(iii)	The Third Cycle comprises the period from January 1, 2026, to December 31, 2028 (“Third Cycle”).

2.2.1. At the end of each Cycle, the achievement of the Plan's objectives stipulated for the respective Cycle, where January 1 of the start year of the Cycle in question is the "Start Date" and December 31 of the concluding year of the Cycle in question is the "Completion Date", will be evaluated by the Company and submitted for approval by the Board of Directors.

2.2.2. Without prejudice to the provisions of Clauses 2.1 and 2.2 above, and for the avoidance of doubt, once this Plan is approved by the Company's Board of Directors, its effects will be considered valid for all purposes from the Start Date of the First Cycle, as indicated in item “(i)” of Clause 2.2 above.

2.3.          At the beginning of each Cycle, the Board of Directors will approve the Incentive budget and the maximum number of Units that can be granted to the Participants in the respective Cycle. These Units will later be allocated individually to each Participant. If the requirements of the Plan set out in Clause 6 below are met, the allocated Units will serve as the basis for determining the value of the Incentive to be paid by the Company or its Subsidiaries, as applicable, to each Participant on the Settlement Date of the respective Cycle, as defined below.

2.4.          Without prejudice to the other conditions set forth in this document, the Participant will be entitled to receive the Incentive corresponding to the period of time during which they remained as a statutory director or director employed by the Company or its Subsidiaries, as defined below, between the Start Date and the Completion Date of each Cycle ("Measurement Period"), except in the situations provided for in Clauses 9 and 10 of this Plan.

2.4.1.	For all purposes of this Plan, "Subsidiaries" or "Subsidiary" mean the companies in which the Company holds, directly or indirectly, the majority of shares or quotas, interests or voting rights, or in which it has appointed or has the power to appoint the majority of its members to the management body, so as to effectively exercise control.

2.5.          Upon approval of the Company's financial statements corresponding to the last year of each Cycle by the Board of Directors ("Consolidation Date"), the Board of Directors will verify compliance with the conditions set forth in this Plan, and if the conditions for receiving the Incentive are met, the Incentive will be settled by the Company or its Subsidiaries, as applicable, in the fiscal years of 2027, 2028 and 2029, respectively, within 90 (ninety) days following the Consolidation Date corresponding to the last year of each Cycle ("Settlement Date"), according to the illustrative schedule below.

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2.6.          This Plan will be considered closed, for all purposes, on the Settlement Date corresponding to the Third Cycle.

2.7.          The settlement of the Incentive will only take place with the implementation of the conditions and terms set forth in this Plan, so that the granting of the right to receive the Incentive itself does not guarantee any rights to receive the amount of the Incentive or the Shares, if applicable, or even represent any guarantee of its receipt.

2.8.          The Units do not grant the Participant the status of shareholder of the Company, nor any rights or prerogatives inherent to such status, particularly the right to vote, right to dividends, and other political, subscription, or economic rights. It is clear, therefore, that no Shares will be delivered to the Participant by virtue of this Plan, except if approved in a different manner by the General Meeting of the Company, in accordance with this Plan.

3.               Participants.

3.1.          The statutory directors and/or director employed of the Company and/or its Subsidiaries, as well as invitees who receive the Notification, as defined in Clause 3.3 below (“Participants”), may participate in this Plan.

3.2.          Members of the Board of Directors who are not affiliated with the Company or its Subsidiaries in the capacity of statutory director and/or employed director by the Company or its Subsidiaries will not be beneficiaries of the Plan. If a specific Participant receives the Incentive as a statutory director or employed director and is or becomes, concurrently, a member of the Board of Directors, maintaining the Incentive under the terms of this Plan, they will be barred from participating in the administration and/or implementation of the Plan, and must abstain from any deliberation regarding the Plan.

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3.3.          Participants selected to take part in the Plan will receive a notification inviting them to participate in a specific Cycle ("Notification"), and participants opting to join this Plan must expressly express their acceptance, as stipulated in Clause 4 below.

3.4.          The Notification and actual participation in a specific Cycle do not guarantee the participant the right to participate in another Cycle.

3.5.          Subject to the provisions of Clause 2.3 above, new participants may be admitted to the Plan, either through admission to the Company or its Subsidiaries, or by promotion, during the first fiscal year of each Cycle. Participants who are admitted after the start of a specific Cycle must receive a determined number of Units in each case, in line with the Company's strategy.

3.6.          The rights and obligations conferred by the status of Participant are personal and non-transferable, without prejudice to the provisions of Clause 9 of this Plan, with regard to the heirs of the Participants.

3.7.          Considering the principles of pay equality and remuneration criteria between women and men as established by Law No. 14,611 of July 3, 2023 ("Pay Equality Law"), different quantities of Units may be granted to Participants, or Units may not be granted to certain Participants, in accordance with the people management strategy defined by the Company, which will take into account various factors, including but not limited to, professional performance and the need to incentivize and retain the Participant. The existence of this Plan should not be interpreted as a guarantee of receiving Units. The Company may also establish special treatment for exceptional cases, provided that the rights already granted to the Participants and the basic principles of this Plan are not affected. Such special treatment shall not constitute a precedent that can be invoked by other Participants.

4.               Procedure to participate in the Plan.

4.1.          The Company will send a Notification to potential Participants, accompanied by this Plan, inviting them to participate in a certain Cycle. Such Notification shall inform the number of Units that, in accordance with the provisions of Clause 5.1 below, may be attributed to the potential Participant in the Cycle in question, as well as the applicable Plan Objectives and their weighting, as stipulated in Annex I to this Plan.

4.2.          If they agree with the above conditions, the potential Participants who wish to adhere this Plan must electronically send their acceptance of participation in the respective Cycle, within the deadline established for that purpose. Notwithstanding the foregoing, the Company may request the Participant’s acceptance in writing, if it deems it necessary.

4.3.          For the avoidance of doubt, the acceptance by the Participant represents their agreement, expressly and irrevocably, to the terms and conditions of this Plan, without prejudice to any special conditions that, as the case may be, are established by each specific case.

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4.4.          The absence of explicit electronic or written agreement with the terms and conditions of this Plan, or the formalization of the respective additional documentation requested by the Company, will prevent the acquisition of any right provided for in this Plan.

5.               Determination and Characteristics of Grants.

5.1.          In compliance with the provisions of Clause 2.3 above, the Board of Directors will approve the Incentive budget and the total number of Units that may be granted to Participants in each Cycle, which will later be individualized to each Participant. Any grant of Units made under this Plan to Participants who are statutory directors must observe the limit of the overall remuneration of the administrators, as approved by the Company's shareholders at the general meeting.

5.2.          Each Participant must be informed of the number of Units assigned to them in each Cycle.

5.3.          The Units assigned to the Participant constitute a mere expectation of a right and cannot be transferred or encumbered under any circumstances, except as provided in this Plan.

6.               Requirements for Receiving the Incentive.

6.1.          Without prejudice to the other terms and conditions set forth in this Plan, for Participants to be entitled to receive the Incentive, the following cumulative requirements must be met for each Cycle:

(i)	The Participant must continuously remain linked to the Company and/or its Subsidiaries for at least 12 (twelve) months during the respective Cycle, without prejudice to exceptional cases provided for in Clause 9;
(ii)	The Participant must be linked to the Company and/or its Subsidiaries, as applicable, on the Completion Date of each Cycle, without prejudice to exceptional cases provided for in Clause 9; and
(iii)	Minimum levels of achievement of the Plan’s Objectives established in Annex I of this Plan must be reached.

6.2.          The amount of the Incentive to be delivered to Participants on the Settlement Date of each Cycle will be conditional and determined based on: (i) the number of Units granted to the Participant in question, (ii) the verification of achievement of the Plan Objectives established in Annex I of this Plan, which must be approved by the Board of Directors at the beginning of each Cycle ("Plan Objectives"); and (iii) the value of the share price.

6.3.          For all means, Annex I below contains the description of the Plan Objectives set by the Board of Directors for the First Cycle and may only be amended in the cases provided for in Clause 11 below.

6.4.          The Board of Directors will determine the Plan Objectives applicable to the Second and Third Cycles, and may even introduce new items, provided that this is done up to the beginning of the Second and Third Cycles, respectively, and in accordance with the terms of Clause 1.1 above. The Company will communicate to Participants of the Second and Third Cycles such Plan Objectives, as well as their respective relative weight in determining the value of the Incentive to which the Participant is entitled, in accordance with Clause 4 of this Plan.

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7.               Calculation and Payment of Incentives.

7.1.          At the end of each Plan Cycle, the total value of the Incentive to be paid to each Participant will be determined, in accordance with the procedure established in Annex I.

7.2.          Once the total value of the Incentive is determined, (i) the Settlement Date and (ii) the actual amount of the Incentive to be paid in cash to each Participant will be communicated.

7.3.          The amount of the Incentive will correspond to the gross amount to which the Participant is entitled, and the Company or its Subsidiaries, as applicable, is authorized to withhold any taxes that may be applicable to the Incentive.

7.4.          The payment of the Incentive to be settled in cash must be made through bank transfer to the same current account of the Participant indicated for receiving fees or salary and must be formalized through their payroll.

7.5.          Notwithstanding the provisions of Clause 7.4 above, the Board of Directors may submit the potential settlement of the Incentive in Shares to the approval of the Company's General Meeting, if it deems it to be in the best interest of the Company.

8.               Minoration (“Malus”) and Return (“Clawback”).

8.1            The acquisition, by the Participant, of the right to the Incentive at the end of each Cycle, under the terms of this Plan, is based on the justifiable and sustainable achievement of the Plan's Objectives, as set forth in Annex I and applicable to each Cycle. Therefore, in all Cycles, the Board of Directors will assess whether to arrange for (i) the total or partial cancellation of the payment of Incentives that have not yet been effectively paid ("Malus"), and/or (ii) the total or partial recovery of the amounts that have been paid to Participants within 36 (thirty-six) months after the payment of the Incentive ("Clawback"), in the event of certain exceptional circumstances affecting the Company's results or the occurrence of inappropriate conduct by the Participant. The provisions of this Clause 8 do not replace, limit, and/or alter the provisions of the Company's Executive Directors' Remuneration Recovery Policy, as amended from time to time, and should be interpreted as additional and complementary obligations and conditions to those existing in the Company's Executive Directors' Remuneration Recovery Policy. Participants subject to the Company's Executive Directors' Remuneration Recovery Policy, as applicable, agree that, by adhering to this Plan, they are expressly agreeing that the provisions of the Company's Executive Directors' Remuneration Recovery Policy also apply to the Incentive provided in this Plan.

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8.1.1	For the purposes of Clause 8.1 above, exceptional circumstances or inappropriate conduct by the Participant shall be considered and shall be subject to evaluation by the Board of Directors, among others, and by way of example, the following situations and/or behaviors:
(i)	Restatement of the Company's financial statements that is not due to a change in applicable accounting standards, and which has been necessary due to fraudulent management actions or negligence, imprudence, or incompetence, committed by one or more of the Participants;
(ii)	If the Participant has been penalized by the Company or its Subsidiaries due to serious violation of the company's code of conduct or internal regulations applicable to the Company or its Subsidiaries, or in the event of serious violation of applicable standards;
(iii)	In any case, if it becomes evident that the payment of the Incentive derived from the Plan was made totally or partially based on information whose falseness or serious inaccuracy has been subsequently clearly demonstrated, or in other circumstances of undeniable seriousness resulting from serious misconduct, bad faith, fraud, or negligence of the Participant and having a material adverse effect on the Company's financial statements, results, and/or business; and
(iv)	If the Company's external auditor revises its report in a way that introduces reservations that reduce the results that were taken into account to determine the value of the Incentive paid to the Participants.

9.               Termination Hypotheses and Special Cases.

9.1            If, before the corresponding Completion Date of a Cycle, any of the situations described below occur, the following will apply.

9.1.1.	If, at any time, the Participant disassociates from the Company or its Subsidiaries:
(i)	(a) willingly, through voluntary resignation or resignation from the position of statutory director; (b) at the request of the Company or its Subsidiaries, for just cause ("Just Cause") represented by: (b.1) dismissal for just cause in accordance with applicable law; or (b.2) dismissal or removal resulting from (i) violation of their legal and/or statutory duties or assignments, (ii) motivated termination of the contract regulating the bond between the Company or its Subsidiaries and the Participant; (iii) criminal conviction related to willful crimes; (iv) dishonest or fraudulent acts against the Company or its Subsidiaries; (v) any act or omission resulting from willful misconduct or negligence of the Participant that is harmful to the business, image, or financial situation of the Company or its Subsidiaries; (vi) any type of harassment or serious violation of the Company's or its Subsidiaries' policies and codes; (vii) non-compliance with anti-corruption legislation and money laundering legislation applicable to the Company or its Subsidiaries; or (viii) for any other serious cause that is understood by the Company or its Subsidiaries as equivalent to the situations previously described; the Participant will automatically and fully lose the right to receive the Incentive related to this Plan, without any kind of compensation, so that the Units granted to the Participant will be automatically canceled;

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(ii)	exclusively in the event that the disengagement occurs after 12 (twelve) months from the applicable Start Date or, if applicable, the date of admission of new Participants to the Plan during the term of a Cycle, and results from a disengagement (a) at the request of the Company or its Subsidiaries, through dismissal or removal of the Participant without Just Cause, or (b) due to death, retirement agreed with the Company or its Subsidiaries, or declaration of permanent disability by the National Institute of Social Security - INSS; the Participant (or, as the case may be, their heirs and successors) will be entitled to receive, in the Cycle or Cycles in which they participate, even if they are not completed, the value of the Incentive calculated in accordance with the provisions of Annex II of this Plan, applying the formula provided in Annex II for each of the Cycles in which the Participant is participating, and the Incentive must be paid in cash to the Participant or, as the case may be, to their heirs, within a maximum period of 90 (ninety) days from the date of disengagement. The value of the Company's shares to be considered in any of the circumstances mentioned above will be based on the share price at the close of trading at B3 S.A. - Brasil, Bolsa, Balcão on the last trading day of the month prior to the date of disengagement ("Closing Price"). If the disengagement occurs before the end of the 12 (twelve) months period counted from the applicable Start Date or, if applicable, the date of admission of new Participants to the Plan during the term of a Cycle, the Participant (or, as the case may be, their heirs and successors) will automatically and fully lose the right to receive the Incentive related to this Plan, without any kind of compensation, and the Units granted to the Participant will be automatically canceled; and
(iii)	if the Termination occurs by mutual agreement between the Participant and the Company or its Subsidiaries, the Participant shall be entitled to receive the value of the Incentive determined in the termination agreement, which, under no circumstances, may exceed (i) the value of the Incentive that would have been received in proportion to the length of time served, counted from the Start Date until the termination date as per the rules stipulated in Annex II, or (ii) 100% (one hundred percent) of the value of the Incentive that could be received under the Plan. In this case, the Incentive, which in no circumstances falls under the concept of "rescission payments" provided for in art. 477 of Decree-Law No. 5,452, of May 1, 1943, as amended ("Consolidation of Labor Laws"), shall be paid within a maximum period of 90 (ninety) days from the termination date, and the calculation of the Unit conversion to be considered for the calculation purposes shall be the value of the Closing Price, as defined in item "(ii)" above, being certain that, in any event, the Participants must have maintained an active relationship with the Company or its Subsidiaries for a minimum of 12 (twelve) months of the Cycle, in accordance with the provisions of Clause 6.1 of this Plan.

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9.1.2.	If the Participant ceases to be a statutory director or an employee director of the Company or its Subsidiaries and is elected as a member of the Board of Directors, the said Participant cannot be considered a "Participant" with respect to the Cycle that has not yet commenced by the date of their departure, and the Incentive amount will be settled in accordance with the provisions of Annex II to this Plan. In order to avoid any doubts, the Participant may hold the position of a member of the Board of Directors along with the position of statutory director and/or employee director without ceasing to be considered a Participant for the purposes of this Plan or having to renounce their Incentive, subject to the rules set forth in Clause 3.2 of this Plan.
9.1.3.	In the event of a temporary leave of absence from providing services to the Company or its Subsidiaries during a specific Cycle, for any reason other than maternity or paternity leave ("Leave"), unless the Company decides otherwise, the amount of the Incentive to be paid to the Participant will be proportional to the number of days in which they worked actively during the relevant Cycle. Similarly, unless decided otherwise by the Company, the Participant will not receive the Incentive amount until the end of the Leave or until the Settlement Date, if they have returned to work before that date. Furthermore, if the employment relationship is not resumed after the Leave, the Participant will cease to be considered a "Participant" for the purposes of this Plan, without prejudice to the provisions of Clause 9.1.1 above, and it is certain that, for all purposes, only the days in which the Participant actively worked between the Start Date of each Cycle and the date of their departure will be considered, excluding the days not worked during the Leave.
9.1.4.	In the event of hirings or promotions occurring during the term of the Plan that make a given employee a potential Participant under the terms of this Plan, such potential Participant who has been hired or promoted will not participate in the Plan until the next Cycle commences and they receive and accept the corresponding Notification, unless the Company decides to incorporate new potential Participants into the Plan, subject to the conditions of this Plan and the terms of Clause 3.5 above.
9.1.5.	If the Participant ceases to be affiliated with the Company and/or its Subsidiaries and becomes affiliated with another company(ies) of the Telefónica Group, the Participant will not lose their acquired rights in the Cycles that have already commenced but will not be able to participate in future Plan Cycles.
9.1.6.	In case of the Participant's transfer within the context of a business collaboration agreement (for example, a joint venture) signed by the Company or its Subsidiaries with a company that is not part of the Telefónica Group ("Collaborating Company"), where the Participant starts to provide services at the Collaborating Company, in a company belonging to the Collaborating Company's group, or in a company jointly controlled by Telefónica S.A., Telefônica Brasil, and the Collaborating Company, the Incentive granted to the Participant under the terms of this Plan will be proportional to the number of days in which they worked actively for the Company and/or its Subsidiaries during the respective Cycle, in accordance with the rules established in Annex II to this Plan, unless otherwise decided by the Company. In the events provided for in this Clause 9.1.6, the Incentive amount, which in no event falls within the concept of "termination benefits" as provided in article 477 of the Consolidation of Labor Laws, will be paid to the Participant within a maximum period of 90 (ninety) days from the date on which their relationship with the Company or its Subsidiaries ended, and the value of the Company's stock that will be considered for the calculation of the Incentive amount shall be the Closing Price of the last trading day of the month prior to the date on which their employment relationship with the Company or its Subsidiaries ended.

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10.            Change in Control.

10.1        In case of Change of Control of the Company, as defined in Clause 10.1.2 below, all current Cycles will be subject to early settlement in proportion to the period elapsed since their respective Start Date, and the Company, when applicable, must pay the Participants the value of the Incentive that corresponds to them, according to the formula provided in Annex II, unless the Company decides otherwise.

10.1.1	In this case, the Company shall confirm whether the Participants are entitled to receive any amount as an Incentive, as provided in Annex II, and, if applicable, shall make the payment to the Participants within a maximum period of 90 (ninety) days, counted from the date the Change of Control is completed. The value of the share to be considered for the purpose of calculating the Incentive shall be based on the Closing Price of the last trading day of the immediately preceding month to the date of the Change of Control.
10.1.2	"Change of Control" means any transfer of shares issued by the Company that (i) represent, in relation to a natural or legal person or group of persons linked by a voting agreement or under common control, ownership of shareholder rights that permanently guarantee them the majority of votes in the deliberations of the general meeting and the power to elect the majority of the Company's directors, making effective use of their power to direct social activities and guide the functioning of the Company's bodies, in accordance with art. 116 of Law No. 6,404 of December 15, 1976, as amended ("Brazilian Corporation Law"); and (ii) results in the obligation for the acquirer to make a public tender offer for the shares owned by the other shareholders of the Company, in the cases provided for in the current legislation.

11. Adjustments

11.1	If, during the term of the Plan, extraordinary events occur that may lead to dilution or concentration of the value of the shares, or that may compromise the fulfillment of the Plan's Objectives, the Board of Directors will implement the necessary adjustments so that the economic value of the Incentive that Participants are to receive under the Plan is equivalent to what they would receive if such circumstances had not occurred, or so that the degree of achievement of the Plan's Objectives can be uniformly attained.

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11.1.1	The adjustments mentioned in Clause 11.1 above may be necessary, among other cases, in the following situations:
(i)	Merger, acquisition, spin-off, split, consolidation, bonus issue of shares, exchange of shares or other corporate transaction in which the Company participates and does not imply Change of Control; or
(ii)	Any other extraordinary circumstance that, in the opinion of the Board of Directors, may affect the value of the shares or the achievement of the Plan's Objectives.

11.2        Any adjustments made under the provisions of this Clause 11 shall only be allowed to the extent permitted by law and applicable regulations.

11.3        To make the corresponding adjustments, the Board of Directors may request an evaluation by an independent and reputable third party, which will be responsible for making the necessary calculations and determinations for the operations provided for in this Clause 11 and which will be binding on the Company and the Participants.

11.4        If adjustments are deemed necessary under the terms of this Clause 11, the Board of Directors may (i) adjust the total number of Units granted in the relevant Cycle, and the Company must reflect such adjustment in the quantity of Units originally granted to each Participant; (ii) adjust the Plan's Objectives, or (iii) make any other adjustment deemed appropriate in extraordinary circumstances.

11.5        Any modification of the Plan established by the Board of Directors under the terms of this Clause shall be communicated to the Participants.

12.            Withholding Taxes.

12.1        The Company or its Subsidiaries, as applicable, will withhold taxes and social contributions, if applicable, on any payment made under this Plan.

13.	Declarations and Protection of Personal Data.
13.1	By accepting the terms and conditions of this Plan, the Participant acknowledges and accepts that:
(i)	The participation in the Plan is discretionary;
(ii)	The Units, the Incentive, or any other income he may receive under this Plan do not form part of the regular or expected remuneration for the purposes of calculating compensation for unfair dismissal, payment upon termination, or mutual termination, compensation for collective dismissal or dismissal for cause, or any other right linked to his remuneration;

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(iii)	In accordance with Clause 2.8 above, the grant of Units does not confer upon the Participant the status of a shareholder of the Company, nor any rights or prerogatives inherent to such status, particularly the right to vote, right to dividends and other political, subscription, or economic rights. It is therefore clear that no Shares will be delivered to the Participant as a result of this Plan, except if otherwise approved by the General Meeting of the Company, in accordance with this Plan;
(iv)	Unless expressly stated otherwise in this Plan, participation in the Plan will end when the Participant's relationship with the Company or its Subsidiaries is terminated, except as provided for in Clause 9;
(v)	The Participant will not be entitled to any payments or compensation as a result of the termination of his participation in the Plan, except as provided in Clause 9;
(vi)	The acceptance to participate in the Plan implies full acceptance of each and every one of the terms, conditions, and circumstances imposed by the Company, and therefore, partial acceptance or partial waiver is not possible;
(vii)	The future value of the Shares (VIVT3) cannot be predicted, so the Participant acknowledges and agrees that there is no guarantee of gain in the Plan;
(viii)	The Participant understands and accepts that all operations carried out in relation to the Plan are subject to compliance with applicable tax obligations.
13.2	By formalizing their adherence to this Plan, the Participant is informed that:
(i)	For the purposes of this Plan, the Company and its Subsidiaries will be responsible for processing the Participant's personal data, in accordance with the General Data Protection Law (Lei Geral de Proteção de Dados – “LGPD”) (Law No. 13,709/2018).
(ii)	The Company and its Subsidiaries will process the personal data obtained as a result of the Participant's participation in the Plan, based on the legal basis of contract execution.
(iii)	The Company and its Subsidiaries may provide information and personal data of the Participant and related to the Incentive granted under the Plan, by any means or support, to:
a)	their agents and service providers when necessary to fulfill the functions and obligations of management, administration, and execution of the Plan, when necessary for such purposes and limiting the processing of personal data for this sole purpose;

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b)	other persons to whom the Company or its Subsidiaries assign or may assign their rights and obligations arising from their participation in the Plan; and
c)	any third party to whom the Company or its Subsidiaries have to share Participants' personal data for the purpose of fulfilling legal or regulatory obligations (including, for example, any information necessary for the Company or its Subsidiaries to comply with information requests issued by any governmental or administrative authority regarding the Participant's participation in the Plan).

(iv) The Company and its Subsidiaries undertake to comply with the rules provided for in the LGPD and in the regulations issued by the competent data protection authorities (including, but not limited to, the National Data Protection Authority - ANPD) whenever the transfer of personal data outside the Brazilian territory is carried out.

(v) The Participant may exercise his rights of access, rectification, elimination, portability, and others that are applicable to him under the terms established in data protection legislation, by sending his request in writing to the Company's People Department or its Subsidiaries, attaching a photocopy of an official document proving his identity.

(vi) The Participant's personal data will be processed automatically or manually to enable the correct management and administration of the Plan. The personal data of the Participants collected and processed by the Company and its Subsidiaries are essential for participation in the Plan and for the exercise of the rights corresponding to them as a result of their participation.

(vii) The data protection standards adopted by the Company and its Subsidiaries will in any case comply with the provisions of the LGPD.

13.3        Participants may request additional information from the Company's or its Subsidiaries' Human Resources Department regarding the commitment of the Company and its Subsidiaries with regard to safe and responsible treatment of personal data assumed in the Company's or its Subsidiaries' policies, available in the Policies Portal.

14.	Plan modification.
14.1	The present Plan may be modified by resolution of the Board of Directors.
15.	Novation.

15.1        If any clause of this Plan is declared null, invalid, or unenforceable by an arbitrator, court, or competent authority, the Plan shall remain in force in all cases, except with regard to the part declared null, invalid, or unenforceable. The Company or its Subsidiaries and the Participants will consult and do everything reasonably possible to agree on a valid and enforceable clause that constitutes a reasonable substitute for the aforementioned clause declared null, invalid, or unenforceable in accordance with the spirit of this Plan. This Clause 15 shall only be applicable to the extent that the invalidity of the clause in question and/or its replacement by another clause is legally possible and does not substantially affect the benefits or increase the obligations of the Company or its Subsidiaries or the Participants.

14

16.	Confidentiality.

16.1        As a result of his participation in the Plan, the Participant expressly undertakes to maintain total and absolute confidentiality regarding the existence and all specific aspects of the Incentive received under this Plan and in any additional documentation he may receive during the term of the Plan.

16.2        The Company may decide to terminate the Participant's Incentive and, therefore, the right to receive any value arising from the Incentive if the Participant breaches the confidentiality obligation provided in this Clause.

17.	Notifications.

17.1        Notifications or other communications related to the Plan may be made in person, by email, or by regular mail:

(i)	In the case of the Company or its Subsidiaries, to their registered office or to another location (postal or electronic) that they periodically determine and notify to the Participants; and
(ii)	In the case of the Participant, to his/her home or professional address, or through the internal mail service of the Company or its Subsidiaries.

17.2        Notifications sent by mail will be considered delivered 5 (five) days after the date they were deposited in the mail with the correct and properly stamped address. However, notifications sent by or to a Participant working in a country different from that of the Company or its Subsidiaries will be considered delivered on the 7th (seventh) day after being sent.

17.3        Notifications sent by email, unless proven otherwise, will be deemed received 24 (twenty-four) hours after being sent.

18.	Applicable Law and Dispute Resolution.

18.1        In case of conflict or controversy regarding the Plan, the Participant undertakes to submit such conflict to the Company before initiating any legal action.

18.2        This Plan shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil, and any claims or disputes arising from or in connection with this Plan shall be definitively resolved through arbitration governed by the Arbitration Regulation (“Regulation”) of the Center for Arbitration and Mediation of the Brazil-Canada Chamber of Commerce (“CAM-CCBC”), and administered by the CAM-CCBC. The arbitral tribunal shall be composed of 3 (three) arbitrators appointed in accordance with the Regulation. The language of the arbitration shall be Portuguese. The seat of the arbitration shall be the city of São Paulo - SP, Brazil. Any judicial measures provided for in Law 9.307/96 may be requested by the parties, with exclusive jurisdiction of the court of the district of São Paulo - SP, Brazil, without waiving arbitration. The costs of the arbitration, including the legal fees of the prevailing party, shall be borne by the losing party, in accordance with the arbitral award.

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19.            Recognition.

19.1        The implementation of this Plan is a decision of the Board of Directors.

19.2        By expressing acceptance of the contents of this Plan, the Participant acknowledges having received, read, understood, and accepted all of its terms, conditions, and restrictions.

* * *

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ANNEX I

Plan Objectives – First Cycle

The terms used in this Annex I, which are not defined therein, will have the meanings established in the Plan.

The final amount of the Incentive to be paid to each Participant on the Settlement Date related to the First Cycle will be conditional and will be determined by the final multiplier coefficient of the Incentive (the "Final Multiplier Coefficient") and by the value of the shares (VIVT3) issued by Telefônica Brasil S.A. ("Company") in accordance with the following formula:

Being:

●	Incentive: gross amount to be settled in cash to each Participant on the Settlement Date of the First Cycle.
●	Units: number of units representing 1 (one) Share as set forth in the Participant's Notification.
●	Vshare: Value equivalent to the average trading price of 1 (one) Share over the 30 (thirty) trading sessions immediately prior to and including the Completion Date.
•	Multiplier Coefficient: percentage that will be calculated based on the level of achievement of the Plan's Objectives established by the Board of Directors in accordance with the achievement scales provided in this Annex I for each Objective of the Plan, in accordance with the following formula:

Being:

•	Weight: Relative weight on a total of 100% (one hundred percent), expressed as a percentage ("Weighting"), defined for each of the Objectives of the Plan applicable to the First Cycle, in accordance with the stipulated below.

•	Multiplier Coefficientobjectives or MCobjectives: Multiplier coefficient (percentage) resulting from the application of the achievement scales of each Objective of the Plan approved by the Board of Directors for the First Cycle.

If the Board of Directors decides to settle the Incentive by delivering shares, subject to approval by the Company's General Meeting, the number of shares to be delivered will be calculated by multiplying the number of Units allocated individually to each Participant by the Final Multiplier Coefficient.

1.	OBJECTIVE 1: Total Shareholder Return (“TSR”)

1.1.      TSR is considered as the metric for determining the creation of shareholder value of the Company in the medium and long term, being defined, for the purposes of the Plan and this Annex I, as the return on the share, taking into account the cumulative variation of the share price and the dividends and other earnings received by the shareholder during the First Cycle.

1.2.      For the purposes of the Plan and this Annex I, unless the Board of Directors determines another calculation method, the TSR will be calculated as follows:

With the pertinent adjustments, considering any variations in the share capital that may have occurred during the Measurement Period, being:

A: the average of the Total Return Index for the last 30 (thirty) measurements prior to the Completion Date of the First Cycle, including this one.

B: the average of the Total Return Index for the last 30 (thirty) measurements prior to the Start Date of the First Cycle, including this one.

For these purposes, "Total Return Index" shall be understood as the measure of the theoretical return of a Share from the Start Date to the Completion Date of the First Cycle, assuming that the dividends and gross earnings paid during the period are reinvested in the purchase of additional Shares.

1.3.          The Incentive to be awarded to each Participant associated with the achievement of the TSR, in relation to the First Cycle, will be up to 50% (fifty percent) of the number of Units granted to the Participant. The achievement of this Plan Objective will be determined based on the evolution of the Share's TSR during the duration of the First Cycle, in relation to the TSRs achieved by certain companies in the telecommunications sector, weighted according to their relevance to the Company, which, for the purposes of the Plan, will constitute the comparison group ("Comparison Group") ("TSR Weighting").

1.4.          The companies included in the Comparison Group for the purpose of comparing the evolution of the Company's Share TSR are listed as follows:

America Movil de CV	TIM S.A.	Liberty Latin America
Grupo Televisa SAB	Millicom	Megacable Holdings SAB de CV
Telecom Argentina SA (ADR)	Empresa Nacional de Telecom	Oi S.A.
Brisanet Participações ON	Unifique Telecom ON	Desktop Sigmanet Cmco. Ltda. ON

1.5.      Following the end of the Measurement Period, an external specialized consulting firm hired by the Company ("Specialized Consulting") will calculate the Company's TSR and the TSR of each of the companies included in the Comparison Group, and:

(i)	Will rank the TSRs of the Comparison Group companies in descending order and calculate the percentage ranking of each of them;
(ii)	Will determine the percentile range of the Company's TSR within the Comparison Group by interpolation between the companies with TSR lower and higher than that of the Company; and
(iii)	Will determine the degree of achievement of the TSR ("TSR Achievement Level" or "TSR DAO"), and the corresponding TSR Multiplier Coefficient to be applied, according to the table below:
Degree of Achievement of TSR (Classification of the Company’s TSR percentage)	Multiplier CoefficientTSR (%)
DAOTSR < Median	0%
DAOTSR = Median	30%
DAOTSR ≥ Third quartile	100%

If the evolution of the Company's TSR is between the median and the third quartile, the percentage will be calculated by linear interpolation.

1.6.      Assuming that at the end of the Measurement Period, an achievement level of the TSR results in a TSR Multiplier Coefficient below (<) the median (i.e., less than 30% (thirty percent)), the right of the Participant to receive 50% (fifty percent) of the Final Multiplier Coefficient in relation to the First Cycle of the Plan will be extinguished.

1.7.      The Board of Directors may make any adjustments it deems pertinent (whether with prospective or retroactive effects) due to corporate events that may introduce distortions in the calculation of the TSR.

Thus, among other corporate events to be considered, in the event that, as a result of any corporate restructuring or acquisition transaction, or if any of the companies included in the Comparison Group ceases to exist or is subject to a corporate transaction, the Board of Directors may consider, for the calculation of the TSR, (i) the entities existing in the Comparison Group from that moment on, or (ii) the inclusion in the Comparison Group of any other company considered comparable to the Company.

2.	OBJECTIVE 2: Generation of free cash flow by the Company ("FCF")

2.1.      FCF is established as a metric of the Plan and aims to incentivize commitment to the sustainable achievement of long-term strategic objectives. This Plan Objective will be approved annually by the Board of Directors.

2.2.      The Incentive to be awarded to each Participant associated with the achievement of the FCF, in relation to the First Cycle, will be up to 40% (forty percent) of the number of Units granted to the Participant. The achievement of this Plan Objective will be determined based on the level of FCF generated by the Company during each year, comparing it with the value set in the budgets approved by the Board of Directors for each fiscal year, considering the final FCF achievement level as the average of the annual partial results obtained and approved, calculated in each fiscal year of the First Cycle ("FCF Weighting").

2.2.1.	For the First Cycle, this percentage may be increased by up to 20 percentage points in the event of maximum achievement of this Plan Objective according to the achievement scale of Item 2.5 below.

2.3.      The FCF level will be determined based on the FCF generated during each year of the First Cycle, compared to the value set in the budgets approved by the Board of Directors, taking into account the FCF Multiplier Coefficient as the average of the annual results calculated for the First Cycle.

2.4.      At the beginning or before the start of the Cycle, the Board of Directors will determine the achievement scale for this objective. The degree of achievement of the FCF ("FCF Achievement Level" or "FCF DAO") and the respective FCF Multiplier Coefficient to be applied will be determined according to the aforementioned achievement scale.

2.5.      For the First Cycle of the Plan, the degree of achievement will be measured annually, according to the provisions in the table provided below:

Degree of Achievement of FCF (%)	Multiplier CoefficientFCF (%)
DAOFCF < 92	0%
92 ≤ DAOFCF < 97	50 ≤ MCFCF < 80
97 ≤ DAOFCF < 98	80 ≤ MCFCF < 95
98 ≤ DAOFCF < 100	95 ≤ MCFCF < 100
100 ≤ DAOFCF < 110	100 ≤ MCFCF < 125
110 ≤ DAOFCF < 115	125 ≤ MCFCF < 150
DAOFCF ≥ 115	MCFCF = 150%

The Multiplier Coefficient will be determined, for the intermediate levels of the scale, by linear interpolation.

For the FCF Multiplier Coefficient to be greater than 100% (one hundred percent), the following conditions must be met:

•	the average of the annual FCF Multipliers of the First Cycle, according to the previous table, is higher than 100% (one hundred percent); and
•	that in each of the three (3) years of the First Cycle, the FCF DAO is at least 100% (one hundred percent).
2.6.	If the First Cycle's Measurement Period concludes with an achievement level of the FCF resulting in an FCF Multiplier Coefficient of zero (i.e., less than 92%), the right to receive 40% (forty percent) of the Final Multiplier Coefficient for the First Cycle of the Plan will be extinguished.
2.7.	The Board of Directors may make any adjustments it deems pertinent, including those it deems appropriate in exceptional cases.

3.	OBJECTIVE 3: NEUTRALIZATION OR COMPENSATION OF CO2 EMISSIONS

3.1.      The incentive to be awarded to each Participant associated with the achievement of Neutralization or Offsetting of Emissions, in relation to the First Cycle, will be up to 5% (five percent) of the number of Units granted to the Participant. The achievement of this Plan Objective will be determined based on the level of CO2 Neutralization or Compensating of Emissions (“Neutralization or Compensating of Emissions”) achieved by the Company at the end of the First Cycle. Additionally, in order for the Incentive portion related to this Plan Objective to be effectively due by the Company to the Participant, a minimum level of reduction in emissions of scopes 1 and 2 ("Emissions Reduction") must be achieved, in line with the Paris Agreement and the recommendations of the Science Based Targets initiative (SBTi), aimed at limiting global warming to 1.5°C, as well as with the Company's goal to achieve net-zero emissions in 2040 and to neutralize and/or offset all its emissions of scopes 1 and 2 from 2025 onwards in its key markets (“Weighting for Neutralization or Compensating of Emissions”).

Neutralization or Compensating of Emissions is the purchase of carbon credits to absorb or reduce CO2 emissions from the atmosphere¹. According to the Company's Climate Action Plan and the recommendations of the SBTi, carbon credits from emission reduction resulting from deforestation will also be accepted with the aim of contributing to the reduction of forest degradation and carbon release in specific regions where the Company operates.

Carbon credits consist of purchasing CO2 certificates in the voluntary market. These credits are generated by projects that absorb or reduce CO2 emissions from the atmosphere and must comply with certificates related to the highest international quality standards and, as far as possible, bring social benefits. This information is verified annually by an external auditor.

Scopes 1 and 2 emissions consist of direct and indirect CO2 emissions from the Company's daily activities due to fuel consumption, refrigerant gas leaks, and electricity use.

Neutralization or Compensating of Emissions is calculated as the ratio between the amount of carbon credits withdrawn on behalf of the Company and the emissions of scopes 1 and 2.

3.2.       For the purposes of this Plan, the level of direct and indirect CO2 emissions from the Company's daily activities will be calculated as follows:

Being:

•	Data: total amount of energy, fuel, gas, etc. consumed by the Company during all periods of the First Cycle.

•	Emission Factor: amount of CO2 emitted into the atmosphere due to the consumption of each unit of activity.

¹ In accordance with the "net zero" guidelines used as a reference by the Company.

For electricity, the emission factor provided by official sources (Ministry of Science, Technology, and Innovation) is used, and for fuels, emission factors from the GHG Protocol and the Intergovernmental Panel on Climate Change (IPCC) are used.

3.3.      At the beginning or before the start of the Cycle, the Board of Directors will determine the target scale for achieving this Objective. The degree of achievement of Neutralization or Compensating of Emissions ("Degree of Achievement of Neutralization” or “Offsetting of Emissions") and the respective Multiplier Coefficient for Neutralization or Compensating of Emissions to be applied will be determined in accordance with the aforementioned target scale.

3.4.          For the First Cycle of the Plan, the Degree of Achievement of Neutralization or Offsetting of Emissions, and the corresponding Multiplier Coefficient for Neutralization or Compensating of Emissions to be applied, will be determined according to the following table:

Degree of Achievement of Neutralization or Offsetting of Emissions (%)	Multiplier Coefficient for Neutralization or Compensating of Emissions (%)
Neutralization or Compensating of Emissions DAO < 90	0%
Neutralization or Compensating of Emissions DAO = 90	50%
Neutralization or Compensating of Emissions DAO ≥ 100	100%

The Multiplier Coefficient for Neutralization or Compensating of Emissions will be determined for the intermediate level (between 50% and 100%) of the scale by linear interpolation.

Additionally, it will be necessary to achieve a minimum level of Reduction of Emissions from scopes 1 and 2, in line with the 1.5º C scenario of the Paris Agreement (SBTi), for the portion of the Incentive related to this Plan Objective to be effectively due by the Company or its Subsidiaries, as applicable, to the Participant.

The combination of both factors (Neutralization, Offsetting, and Emissions Reduction) will determine the Multiplier Coefficient for Neutralization or Compensating of Emissions for this Plan Objective.

3.5.      The Board of Directors may make adjustments that it deems pertinent, including making adjustments considered convenient in exceptional cases, as provided for in the Plan.

4.	OBJECTIVE 4: Gender Equality - Presence of women in leadership positions ("Gender Equality")

4.1.   Gender Equality is established as a metric of the Plan with the objective of promoting the presence of women in leadership positions. This Objective will be approved annually by the Board of Directors.

4.2.   The incentive to be awarded to each Participant associated with the achievement of Gender Equality, in relation to the First Cycle, will be up to 5% (five percent) of the number of Units granted to the Participant. The achievement of this Plan Objective will be determined based on the presence of women in leadership positions ("Weighting for Gender Equality").

4.3.   To determine the achievement of this Plan Objective regarding the presence of women in leadership positions, the percentage of women holding these positions will be measured, comparing it with the total number of leadership positions within the Company.

4.4.   At the beginning of each Cycle, the Board of Directors will determine the target scale for achieving this Plan Objective. The degree of achievement of this Objective ("Degree of Achievement of Gender Equality") and the corresponding Multiplier Coefficient for Gender Equality to be applied will be determined according to the aforementioned target scale.

4.5.   For the First Cycle of the Plan, the degree of achievement of this Plan Objective, and the corresponding Multiplier Coefficient for Gender Equality to be applied, will be determined according to the following table:

Degree of Achievement of Gender Equality (%)	Gender Equality Multiplier Coefficient (%)
DAO of Gender Equality < 90	0%
DAO of Gender Equality = 90	50%
DAO of Gender Equality ≥ 100	100%

The Gender Equality Multiplier Coefficient will be determined for the intermediate level of the scale (between 50% and 100%) by linear interpolation.

4.6.      The Board of Directors may make adjustments that they deem pertinent, including making adjustments considered convenient in exceptional cases, as provided for in the Plan.

5.	OTHER PROVISIONS

5.1.      The Board of Directors may alter the Plan, with explicit reference to the calculation procedure of the Plan Objectives, their weighting, and other elements for their determination (i.e., the composition of the companies that make up the Comparison Group and the weighting of the TSR of said companies). In case of receiving advice that it would be fair and reasonable to do so, it may alter the Plan Objectives in light of any laws or regulations. The achievement of the Plan Objectives after the alteration of any of its elements should not be more difficult or less difficult (in the opinion of the Board of Directors) than the Plan Objectives in its original configuration.

5.2.      The Company will conduct an annual monitoring of the Plan Objectives, and once the Plan Cycle is completed, and at the time of approval of the financial statements for the last year of the relevant Cycle by the Board of Directors, it will determine the degree of achievement of the Plan Objectives.

5.3.      In any case, all calculations and decisions regarding the determination of the degree of achievement of the Plan Objectives will be determined by the Board of Directors (which may receive the advisory it deems appropriate), whose decision will be final and binding.

5.4.      If, at the beginning of a given Cycle, a new version of this Annex I that should be applicable to the new Cycle in question is not approved, all the terms and conditions set forth in this Annex I shall be considered applicable to the new Cycle in question.

ANNEX II

Incentive to be paid in the event of termination of the Participant with the

Company and Change of Control

The defined terms used in this Annex II that are not defined therein shall have the meaning as established in the Plan. This Annex II will cover the following hypotheses:

The Incentive to be paid to each Participant subject to the Plan, in cases in which the Plan mentions that such Incentive will be calculated in the manner contained in Annex II, will result from the application of the following formula in each of the Cycles:

Being:

●	Incentive: gross value to be paid in cash to each Participant on the date stipulated in the Plan, according to the event in question.
●	Units: number of Units representing 1 (one) Share allocated individually to each Participant in each of the Cycles that are not concluded on the date of the occurrence of any event that, as per the terms of the Plan, causes the value of the Incentive to be paid to the Participant to be calculated according to the terms of this Annex II.
●	VShare: Closing Price of a share of the Company (a) on the last trading day of the month prior to the month of the Termination Date in accordance with Clause 9.1.1 of the Plan for Termination cases; or (b) on the last trading day of the month prior to the month of the Change of Control Date for Change of Control cases, as provided for in Clause 10.1.1 of the Plan.
●	Final Multiplier Coefficient: percentage that will be calculated, in each of the Cycles, based on the Degree of Achievement of the Plan Objectives stipulated by the Company according to the following formula:

Being:

•	Weighting objectives: relative weight out of a total of 100% (one hundred percent), expressed as a percentage, defined by the Company for each of the Plan Objectives, in accordance with the stipulations in Annex I of the Plan, or in the Notification of the respective Cycle.

•	Multiplier Coefficient objectives: Multiplier coefficient (percentage) that will be calculated for each of the Plan Objectives. For the First Cycle of the Plan, provided that the Participant has maintained an active relationship with the Company or its Subsidiaries for at least 12 (twelve) months from the Cycle Start Date or, as applicable, the date of integration of new Participants, the following shall be used as a reference for the calculation of the objectives Multiplier Coefficient:

(i)               The result of TSR at the end of the previous month of the Participant's departure, as determined by the Specialized Consultancy, or, if applicable, the result of TSR at the end of the previous month in which the Change of Control occurred, as determined by the Specialized Consultancy. In both cases, this result will be weighed by the relative weight defined for this Plan Objective.

(ii)              The average of the last annual FCF results of the Company approved by the Board of Directors on the date of the Participant's departure or, if applicable, of the Change of Control. In any case, the FCF will be weighed by the relative weight defined for this Plan Objective.

(iii)             The last result of the Neutralization or Offsetting of Emissions verified by the specialized technical auditor in emission inventory hired by the Company and approved by the Board of Directors prior to the termination date of the Participant's relationship with the Company or its Subsidiaries, or, if applicable, the date of the Change of Control. In any case, the Neutralization or Offsetting of Emissions will be weighed by the relative weight defined for this Plan Objective.

(iv)             The percentage of women in leadership positions out of the total leadership positions in the Company at the end of the previous fiscal year preceding the termination date of the Participant's relationship with the Company or its Subsidiaries, or, if applicable, the date of the Change of Control.

For all purposes, the calculation of the objectives' Multiplier Coefficient will be carried out in accordance with the provisions of Annex I of the Plan that are in force in relation to the cycle in question, projecting such calculation in accordance with what is stated in this Annex II.

n: number of active working days counted from the Start Date of each Cycle to the date of departure or, if applicable, until the date on which the Change of Control occurred, which in no case may exceed "N" (expressed in days).

N: total duration of each Cycle (expressed in days).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director